UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Explanatory Note

On December 20, 2024, Mr. Wenquan Zhu, Chairman of the Board of Directors and Chief Executive Officer of Big Tree Cloud Holdings Limited (the “Company”), extended a loan in the amount of US$600,000 (equivalent to RMB 4,314,060) to Hongkong Ploutos International Limited ("DSY HK") which is wholly owned by the Company, (the "DSY HK Loan"), for the purpose of enabling DSY HK to invest in Guangdong Dashuyun Investment Holding Group Co., Ltd. (“Guangdong Dashuyun”) in connection with an increase in the registered capital of Guangdong Dashuyun (the "DSY HK Investment"). Shenzhen Wengu Development Investment Partnership, a limited partnership incorporated in the PRC ("Shenzhen Wengu") where Mr. Wenquan Zhu is an executive partner, invested in Guangdong Dashuyun with an aggregate amount of RMB30 million, in which an amount of RMB 1,459,564 for the increase of the registered capital to Guangdong Dashuyun and the remaining amount was for the capital reserve to Guangdong Dashuyun (the "Wengu Investment"). Of the of the RMB 30 million total, RMB 23 million was received in three tranches during February, March, and April 2025. The fourth tranche of RMB 1 million is expected to be received by May 31, 2025, with the remaining RMB 6 million expected in July 2025. On December 20, 2024, the audit committee of the board of the directors of the Company confirmed and approved the DSY HK Loan, DSY HK Investment and Wengu Investment.

On May 8, 2025, the Company issued a press release announcing that the increase of registered capital and the addition of a new shareholder, Shenzhen Wengu, were officially registered on May 6, 2025. Following the DSY HK Investment and Wengu Investment, the registered capital of Guangdong Dashuyun was increased to RMB35,773,624. Of this amount, DSY HK held a 95.92% equity interest, while Shenzhen Wengu held the remaining 4.08%.

A copy of the press release is attached to this Current Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press Release titled “Dashuyun Holdings Group Completed Strategic Capital Increase to Accelerate Consolidation in China's Personal Care Industry”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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